                                 SUPPLEMENT TO

                             COMMUNITY BANKS, INC.
                     DIVIDEND REINVESTMENT PLAN PROSPECTUS


     This SUPPLEMENT amends the Prospectus dated December 15, 1993 which relates to 416,745 shares of the $5.00 par value Common Stock of Community Banks, Inc. to be issued under the Community Banks, Inc. Dividend Reinvestment Plan which was adopted by the Board of Directors of Community Banks, Inc. on April 20, 1987.

     A copy of the Prospectus may be obtained, free of charge, upon written or oral request directed to Kathy Mull, Community Banks, Inc. P.O. Box 350, Millersburg, PA 17061, (717) 692-4781.

                        DESCRIPTION OF COMMUNITY'S STOCK

     STOCK EXCHANGE - Community Banks, Inc. is listed on the American Stock Exchange (AMEX) under the ticker symbol CTY and is often listed in newspapers as CommBkPa. The AMEX address is:

          American Stock Exchange
          86 Trinity Place
          New York, NY    10006


     TRANSFER AGENT - Norwest Bank Minnesota, N.A. now serves as Community's transfer agent and registrar, and also serves as Plan Agent.

     Mailing address:                          Street (courier) address:
        Norwest Shareowner Services            Norwest Shareowner Services
        P.O. Box 64854                         161 North Concord Exchange
        St. Paul, MN   55164-0854              South St. Paul, MN 55075-0738


                      DESCRIPTION OF COMMUNITY BANKS, INC.
                           DIVIDEND REINVESTMENT PLAN

     ITEM 8 (pg. 4 of Prospectus)
     ------

     VOLUNTARY CASH CONTRIBUTION LIMIT INCREASE - The Plan was amended to increase the maximum quarterly voluntary cash contribution each participant may make to the plan from $1,000 per quarter to $5,000 per quarter.
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     WITHDRAWAL FROM PLAN

     ITEM 24 (pg. 8 of Prospectus)
     -------

     Item 24 of the Prospectus, regarding withdrawal from the Plan, is amended to read as follows: "Participation in the Plan may be terminated by a Participant at any time by giving written notice to the Plan Agent. Within a reasonable time after the date on which such notice is received by the Plan Agent (the "Termination Date"), the Plan Agent will deliver to the Participant (i) a certificate for all whole shares held under the Plan,
     (ii) a check representing any uninvested dividends and/or voluntary cash contributions, and (iii) a check in lieu of the issuance of any fractional share in the Participant's account, equal to the fractional share held under the Plan multiplied by the fair market value per share of the stock on the Termination Date.


                     NEW AUTOMATIC CASH INVESTMENT SERVICE

     A new automatic cash investment service is now available for Participants. The service is a convenient no-cost method through which Participants may make voluntary cash contributions to the Plan, by having money automatically withdrawn from a checking or savings account each quarter and invested in the Participant's account.

     Participants interested in utilizing this service, or obtaining additional information on this service should contact:

                    Norwest Shareowner Services
                    P.O. Box 64854
                    St. Paul, MN     55164-0854
                    (612) 450-2448
                         OR
                    1-800-380-1372


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